                                                                    EXHIBIT 12.1



                    MAPCO INC. AND CONSOLIDATED SUBSIDIARIES



               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                 (IN MILLIONS)



                                           1996     1995     1994     1993     1992
                                          ------   ------   ------   ------   ------
Earnings as defined:
  Income from continuing operations
     before provision for income taxes
     and minority interest..............  $214.4   $105.9   $ 80.9   $156.2   $109.3
  Fixed charges.........................    63.1     65.7     59.6     54.9     58.8
  Capitalized interest included in fixed
     charges............................     (.5)    (1.7)             (2.8)    (2.0)
  Amortization of capitalized
     interest...........................     2.1      2.5      2.5      2.4      2.3
                                          ------   ------   ------   ------   ------
          Total.........................  $279.1   $172.4   $143.0   $210.7   $168.4
                                          ======   ======   ======   ======   ======
Fixed charges as defined:
  Interest and debt expense (includes
     amortization of debt expense and
     discount)..........................  $ 57.5   $ 58.4   $ 53.5   $ 46.7   $ 51.1
  Capitalized interest..................      .5      1.7               2.8      2.0
  Portion of rentals representative of
     the interest factor................     5.1      5.6      6.1      5.4      5.7
                                          ------   ------   ------   ------   ------
          Total.........................  $ 63.1   $ 65.7   $ 59.6   $ 54.9   $ 58.8
                                          ======   ======   ======   ======   ======
Ratio of earnings to fixed charges......     4.4      2.6      2.4      3.8      2.9
                                          ======   ======   ======   ======   ======